Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272

COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 8 DATED JUNE 3, 2019
TO THE PROSPECTUS DATED AUGUST 13, 2018

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated August 13, 2018, supplement no. 6 dated May 3, 2019 and supplement no. 7 dated May 17, 2019. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition of a multifamily apartment community; and

•	a credit facility obtained by us.

Asset Acquisition

On May 30, 2019, we, through our operating partnership, completed the acquisition of a multifamily community located in West Palm Beach, Florida ("Luma at West Palm Beach") from an unaffiliated third party.

Luma at West Palm Beach is a 245-unit multifamily community that was completed in 2018. The average occupancy rate of Luma at West Palm Beach for 2018, calculated using financial information provided by the seller and primarily including the property’s lease-up period, was 73.8%. As of closing, Luma at West Palm Beach was 84.1% occupied. The property is located five miles west of Palm Beach International Airport and is comprised of a mix of one-, two-, and three-bedroom units with an average size of 1,122 square feet and total rentable square feet of 274,889. Property amenities include gated access, a heated resort-style pool with cabanas, fitness center, 5,500-square-foot clubroom, business center and dog park.

The average occupancy rate of Luma at West Palm Beach, calculated using financial information provided by the seller, for 2018, the first year in which construction was completed and primarily including the property’s lease-up period, was 73.8%. The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, calculated using financial information provided by the seller, for 2018, the first year in which construction was completed, was $1,577.

The contract purchase price for Luma at West Palm Beach was approximately $67.0 million, excluding closing costs. We funded the purchase price with proceeds from this offering and proceeds from a credit facility discussed below. We believe that Luma at West Palm Beach is suitable for its intended purpose and adequately insured; we do not intend to make any renovations in the near term at the property.

Credit Facility

On May 30, 2019, in conjunction with the acquisition of Luma at West Palm Beach, we, through a wholly owned subsidiary of our operating partnership, entered a Master Credit Facility Agreement with an unaffiliated lender, under the Fannie Mae credit facility program (the “Facility”). Pursuant to the terms of the Facility, we obtained an advance secured against Luma at West Palm Beach in the amount of $35,995,000. The advance carries an interest-only term of 10 years and bears a fixed interest rate of 3.93%. We have the right to prepay all or a portion of the Facility at any time subject to certain fees and conditions contained in the loan documents.

We may finance other future acquisitions through the Facility. The aggregate loan-to-value ratio for all advances made with respect to the Facility cannot exceed 65% at the time any advance is made. There is no limit on the amount that we can borrow under the Facility so long as we maintain the loan-to-value ratio and other requirements set forth in the Facility loan documents. Each advance will be cross-collateralized with the other advances. The Facility permits us to sell the multifamily apartment communities that are secured by the Facility individually provided that certain debt coverage ratios and other requirements are met.